Exhibit 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM” or the “Meeting”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 14, 2024 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2023 AUDITED ACCOUNTS AND FINANCIAL REPORTS

The Company seeks shareholder adoption of the Company’s 2023 audited accounts (the “Audited Accounts”), which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2023. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2023 Himax Annual Report which will be available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. YUAN-CHUAN HORNG AS AN INDEPENDENT DIRECTOR OF THE COMPANY

Mr. Yuan-Chuan Horng will properly retire from his directorship position at Himax. A retiring director shall be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax. He has offered himself for re-election as an Independent Director of Himax.

Mr. Yuan-Chuan Horng has been the independent director of Himax since Company’s reorganization in October 2005. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng was the former Chief Financial Officer of China Steel Corporation, a TWSE-listed Corporation, and retired from the position of the vice president of the Finance Division of China Steel Corporation, effective November 30, 2016. During his 40 years of services with China Steel Corporation Group, Mr. Horng held various positions including general manager, assistant vice president and vice president in the Finance Divisions. Mr. Horng currently serves as an independent director of President Securities Corporation, listed on TWSE, since June 2018. Mr. Horng holds a B.A. degree in economics from Soochow University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal with respect of the election of Mr. Yuan-Chuan Horng as an Independent Director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Meeting.

Shareholders are urged to sign the enclosed proxy form and to return it to Yuanta Securities Co., Ltd. within the designated period in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2023 Audited Accounts and Financial Reports, and;
2.	Re-election of Mr. Yuan-Chuan Horng as an Independent Director of the Company.

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director, CEO and President